                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No 4)

                         2002 Target Term Trust, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   902106103
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

     (Name, Address, and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 June 3, 1998
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D , and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [x]

                              (page 1 of 4 pages)

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                                  SCHEDULE 13D

CUSIP No. 902106103                                    Page  2  of  4  Pages
          ---------------                                   ---    ---
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.  d/b/a Karpus Investment Management
     ID# 16-1290558

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2.   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) /X/

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3.   SEC Use Only

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4.   Source of Funds*

     AF
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         / /

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6.   Citizenship or Place of Organization

     New York
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                         7.   Sole Voting Power

   Number of                  518,400 Shares
     Shares        -------------------------------------------------------------
  Beneficially           8.   Shared Voting Power
   Owned by
     Each
   Reporting       -------------------------------------------------------------
    Person               9.   Sole Dispositive Power
     With
                              518,400 Shares
                   -------------------------------------------------------------
                        10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     518,400 Shares
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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               / /


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13.  Percent of Class Represented by Amount in Row (11)

     6.64%
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14.  Type of Reporting Person*

     I.A.
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         2002 Target Term Trust, Inc. ("TTR")
         1285 Avenue of the Americas
         New York, New York   10019

ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director, Sophie Karpus,Director
         b) 14 Tobey Village Office Park,  Pittsford, New York  14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments ).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respec to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York State corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of TTR ( being a conservative investment grade fund ) fit the investment guidelines for various Accounts.

ITEM 5   Interest in Securities of the Issuer
         -------------------------------------
         a) As of the date of this Report, KIM owns 518,400 shares which represents 6.64% of the outstanding Shares. George
            W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases and sales for the last 90 days.

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                           Price Per                              Price Per
      Date       Shares      Share          Date        Shares      Share

      3/5/98     -1,800     13.8125         4/9/98      -1,600    13.8125
      3/6/98     -2,100     13.8125        4/14/98       1,600    13.8125
      3/9/98       -100     13.8125        4/15/98         700    13.8125
     3/10/98     -5,200     13.8125        4/16/98         700      13.75
     3/11/98     -4,800     13.8125        4/17/98       1,500      13.75
     3/16/98     -1,600     13.8125        4/20/98       1,500    13.8125
     3/20/98        100     13.8125        4/20/98       1,600      13.75
     3/23/98      9,400     13.8125        4/21/98       3,500      13.75
     3/24/98      5,100     13.8125        4/22/98       3,100      13.75
     3/25/98      3,900     13.8125        4/23/98       2,900      13.75
      4/6/98      5,350     13.8125         5/6/98       1,000    13.8125
      4/7/98      4,700     13.8125        5/14/98       3,750    13.8125
      4/8/98     -1,075     13.8125        5/18/98      -2,000      13.75
      4/8/98      5,800     13.8125        5/28/98        -500    13.8125
                                           5/29/98        -850    13.8125

         There have been no disposition and no acquisitions, other than by such open market purchases and sales, during such period.

ITEM 6   Contract, Arrangements, Understandings, or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------
         Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.

ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Karpus Management, Inc.

 June 3, 1998                             By: /s/ George W. Karpus, President
----------------                             --------------------------------
      Date                                         Signature

                                               George W. Karpus, President
                                             --------------------------------
                                                   Name / Title